Exhibit 1.02 to Form SD – Conflict Minerals Report

I. Introduction

Certain J.Crew products contain components that use tin, tantalum, tungsten and/or gold (“3TG”), and for which the 3TG are necessary to their functionality or production. Due to the depth of the supply chain, J.Crew is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores; the efforts undertaken to identify the country(ies) of origin of those ores reflect our circumstances and position in the supply chain. The amount of information globally on the traceability and sourcing of these ores is extremely limited at this time; this situation is not unique to J.Crew.

The Company conducted a reasonable country of origin inquiry to determine whether the 3TG in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Covered Countries”). Based on this Reasonable Country of Origin Inquiry, we know or have reason to believe that some of the 3TG in J.Crew’s products originated in the Covered Countries and are not or may not be from recycled or scrap sources. Accordingly, we exercised due diligence to determine the source and chain of custody of the 3TG in our products, as described in this Report.

The efforts were undertaken on products sourced directly by, and manufactured for, J.Crew in calendar year 2013. J.Crew does not directly manufacture products but “contracts to manufacture” from its suppliers J.Crew®, crewcuts® and Madewell® brand products that may contain gold, tin, tungsten and tantalum, including (i) women’s apparel, (ii) men’s apparel, (iii) children’s apparel, and (iv) accessories.

II. Design of Due Diligence Measures

J.Crew designed its overall conflict minerals procedures based on, and in conformity with the five step framework of Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”).

III. Due Diligence Measures Performed by J.Crew

Direct suppliers were asked to provide answers to the Supply Chain Compliance Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template to reflect J.Crew’s position on the supply chain. J.Crew understands that the EICC-GeSI Conflict Minerals Common Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands.

The questionnaires received were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed.

In addition, J.Crew implemented the following due diligence measures:

•	Adopted a conflict minerals policy, which is publicly available at www.jcrew.com;
•	Established an internal team to support supply chain due diligence;
•	Established a system of controls and transparency over the mineral supply chain;
•	Implemented internal measures taken to strengthen company engagement with suppliers;
•	Designed and implemented a strategy to respond to supply chain risks;
•	Reported to senior management and the Audit Committee of the Board of Directors on findings;
•	Provided suppliers with access to training materials to raise awareness concerning the commitments and requirements expected of J.Crew suppliers, supported by email and phone dialogues;
•	Developed a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts; and
•	Commenced annual reporting on Supply Chain Due Diligence (the Form SD and Conflict Minerals Report for 2013 is contained herein and publicly available at www.jcrew.com).

IV. Identified Smelters or Refiners (SOR)

Based on the survey responses received from J.Crew’s suppliers, J.Crew was not able to identify all smelters or refiners (SOR) for all 3TG used in its products. J.Crew has identified the SOR listed below that may have processed 3TG used in our products.

Where we have been able to identify the SOR involved, those facilities were referenced against the Conflict Free Smelter Program list of certified smelters in order to determine the mine or location with the greatest possible specificity. Countries of origin for the minerals processed by the identified SOR are believed to include: Australia, Bolivia, Brazil, Canada, Chile, China, Indonesia, Japan, Malaysia, Papua New Guinea, Peru, South Africa, U.S.A., and Uzbekistan. In addition, Democratic Republic of Congo and Rwanda were reported as countries of origin by one conflict free certified smelter.

SOR / Facility Name	Conflict Free SOR
Gold
Metalor USA Refining Corporation	Conflict Free Certified
Mitsubishi Materials Corporation	Conflict Free Certified
Shandong Zhaojin Gold & Silver Refinery Co. Ltd	Unknown
Tanaka Kikinzoku Kogyo K.K.	Conflict Free Certified
Umicore Brasil Ltda	Unknown
Western Australian Mint trading as The Perth Mint	Conflict Free Certified
Yantai Zhaojin Kanfort Precious Metals Co., Ltd.	Unknown

Tin
Cookson	Conflict Free Certified
Malaysia Smelting Corporation (MSC)	Conflict Free Certified
Minsur	Conflict Free Certified
Yunnan Tin Company Limited	Conflict Free Certified

Tungsten
None identified	N/A

Tantalum
None identified	N/A

V. Determination

On the basis of the due diligence measures taken, J.Crew is unable to determine with specificity the country of origin and SOR for all 3TG in its women’s apparel, men’s apparel, children’s apparel and accessories products.

VI. Steps to Improve Due Diligence

•	We will continue to communicate our expectations and information requirements to our direct suppliers.
•	We will continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of 3TG will increase and improve our knowledge.
•	We will continue to make inquiries to our direct suppliers and undertake additional fact and risk assessments where potentially relevant changes in facts or circumstances are identified.
•	New suppliers will be reviewed for conflict minerals conformance during onboarding process.
•	If we become aware of a supplier whose due diligence needs improvement, we intend to continue the trade relationship provided that the supplier takes steps to improve its performance.
•	We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VII. Independent Private Sector Audit

Not required for calendar year 2013.

Forward-Looking Statements:

Certain statements herein, including steps to improve due diligence, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect our current expectations or beliefs concerning future events and actual results of operations may differ materially from historical results or current expectations. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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